Exhibit 99.4

Subject line: GEHC to acquire US-based Clarient Inc. to expand our expertise in molecular diagnostics

Text:

Colleagues,

This has been an exciting year for GE Healthcare. In pursuing our healthymagination strategy, we have created new businesses to address the urgent needs of the global healthcare market for improvements in cost, quality and access. We launched Performance Solutions as a global P&L to help our customers redesign their businesses and address the demands for higher quality and more efficient health care. We also announced our intention to establish a 50/50 joint venture with Intel, to develop services and technologies to grow our foothold in Home Health.

We follow these strategic moves by announcing today that we are expanding our expertise in molecular diagnostics with an agreement to acquire US-based Clarient Inc., a leading player in the sector that specializes in innovative services and diagnostic technologies for the assessment and characterization of cancer. Upon completion of this acquisition, this business will be part of our Medical Diagnostics (MDx) business and led by Pascale Witz.

Clarient’s motto is, “We’re taking cancer personally,” a battle cry that touches every one of us who lost a friend or loved one to this terrible disease. The combination of Clarient and GE Healthcare will enable us, together, to develop precision diagnostic tools that use the power of molecular medicine in our war on cancer. Together we will:

•	Provide more precise information about a patient’s cancer, allowing pathologists and oncologists to make more informed and confident clinical decisions about therapeutic treatment.

•

Accelerate development of Clarient’s strong pipeline of innovative tests for the characterization and assessment of cancer, which will bring benefits to millions of healthcare providers and cancer patients worldwide

•

Strengthen the development of our molecular diagnostics business. Today we provide clinicians with the ability to see inside the body with cutting edge imaging technologies. Now we will also provide them with access to key diagnostic tests that shed light on the complex nature of various solid tumor and blood-based cancers.

The acquisition of Clarient also supports our healthymagination strategy. More precise diagnosis and treatment of patients will reduce the inefficiency generated by today’s process. Identifying and treating disease right the first time would improve the quality of care and should lower costs.

We are incredibly excited about this new growth opportunity. Please give Pascale and her MDx team all the support they may need to ensure a smooth integration, and please join me in welcoming our new Clarient partners to GE Healthcare.

Thanks for all you do. We are at work for a healthier world.

John

Click here to read the full press release on today’s news here or find out more on gereports.com.

Important Additional Information

The tender offer described in this message has not yet commenced, and this message is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, General Electric Company will cause its indirect, wholly-owned subsidiary, Crane Merger Sub, Inc., to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”). Potential investors and Clarient Inc. stockholders are strongly advised to read the tender offer statement (which will include an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Clarient Inc. with the SEC because they will contain important information about the tender offer. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Crane Merger Sub, Inc. at GE Healthcare, 9900 W Innovation Drive, Wauwatosa, WI 53226, Attention Corporate Counsel – Business Development. Potential investors and Clarient Inc. stockholders may also read and copy any reports, statements and other information filed by GE, Crane Merger Sub or Clarient Inc. with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.